Exhibit 99.1

CORPORATE BANKING DEPARTMENT

July 15, 2013

The Executive Vice President & Chief Financial Officer
Golden Star (Wassa) Mines Ltd
Level 2, No. 1 Milne Close,
Airport Residential Area,
P.O.Box 16075,
Airport, Accra

Attn: Jeff A. Swingoa

Dear Sir,

RE: REQUEST FOR FINANCING
We are pleased to advise that Ecobank Ghana has approved your company's credit request under the following terms and conditions:

Lender	Ecobank Ghana Limited (EGH)
Borrower	Golden Star (Wassa) Mines (GSWL)
Facility	Medium Term Loan
Amount	USD50,000,000.00 (Fifty Million United States Dollars)
Purpose	To finance the Wassa mine's mineral ore process expansion project, inclusive of pre-feasibility studies, drilling operations and expansion, settlement, partial relocation and other capital expenditure
Tenor	Sixty (60) months from date of initial drawing
Drawdown	Multiple drawings by tranches shall be permitted under the facility to make payments directly to contractors/subcontractors and equipment suppliers upon presentation of relevant invoices/documentation
Moratorium	Six months (6) moraltorium on principal and interest repayment
Repayment
Interest shall be payable in arrears beginning a month following the end of moratorium period. Principal amount shall be payable quarterly in arrears beginning in the month following the end of the moratorium period

Pricing
Upfront fee	[FEES Redacted]
Interest Rate	[Interest Rate Redacted]
Arrangement Fees	[Fees Redacted]

SECURITY / SUPPORT:

1.	[Security Interest Redacted]

2.	Assignment and Domiciliation or 35% of GSWL's weekly sale proceeds to be transferred from GSWL's offshore account to GSWL's EGH account to meet obligations, under the Facility and supplier payments.

3.	Undertaking to provide evidence of an asset all-risk insurance policy cover from a reputable insurance company acceptable to the Lenders.

4.	Comfort letter from parent company Golden Slur Resources Limited (GSR) confirming:

i.	knowledge and acceptance of the facility being secured by GSWL;

ii.	that GSR will not take any action to adversely affect GSWL's ability to repay the loan facility along as any monies are still owed; and

iii.	that GSR will provide management support to GSWL to ensure full repayment of debt by GSM, as soon as it becomes due and payable.

CONDITIONS PRECEDENT TO UTILIZATION OF THE FACILITY

1.	GSWL to submit Board Resolution authorizing the borrowing of the total facility amount.

2.	Submission of Comfort Letter front parent company, Golden Star Resources Limited (GSR) confirming the following:

i.	knowledge and acceptance of the facility being secured by GSWL;

ii.	that GSR will not take any action to adversely affect GSWL's ability to repay the loan facility along as any monies are still owed; and

iii.	that GSR will provide management support to GSWL to ensure full repayment of debt by GSM, as soon as it becomes due and payable.

3.	Execution of all relevant Facility and Security Documentation.

4.	[Security Interest Redacted]

5.	Deed of Assignment and Domiciliation of 35% of company's weekly sale proceeds to be transferred from company's offshore account to EGH to meet obligations under the facility.

6.	Execution of undertaking to provide an asset all-risk insurance cover from a reputable insurance company acceptable to the Lenders.

7.	Execution of Assignment of all rights and benefits under the various GSWL, mining contracts including but not limited to receivables.

8.	Submission of an GSWL's Environmental Impact Assessment (EIA) report in conformity with Environmental Protection Agency (EPA).

9.	Submission of a copy of GSWL's Environmental Policy and Environmental Management plan (EMP) to EGH.

GENERAL TERMS AND CONDITIONS OF LENDING

1.
GSWL to insure and maintain at all times a satisfactory insurance policy on all Wassa Mine assets pledged to Lenders as security with an insurance company acceptable to the Bank. Ecobank Ghana Limited listed as a loss payee upon a default. All subsequent renewals of the endorsement to be submitted to EGH (Facility Agent) within 30 days of the renewal of such expired policies,

2.
Borrower to meet all its statutory obligations including but not limited to settlement of payments to GRA,VA'I', SSNIT and other such bodies and to obtain /review all relevant licenses, permits or authorization, for its operations. The Bank may request documentary evidence of this in which event the Borrower shall furnish same to the bank.

3.	Ecobank Ghana Limited shall have the right to set off all outstanding debt obligations under the facility against any amounts available in GSWL's account(s) at EGH.

4.	Cross default threshold $5 million to all financial/contractual obligations of the Borrower.

5.	Borrower to provide audited financials within 180 days from the end of the financial year as well as half yearly interim reports.

6.	Borrower to allow officials of EGH to undertake periodic inspection of company's facilities nation wide to verify reports submitted by the company without hindrance by Obligor or any of its agents.

7.	Borrower to provide quarterly management reports to include profit and loss statements, balance sheets and cash flows within 45 days of the end of each quarter.

EVENTS OF DEFAULT

The following events shall constitute events of default:
a. Non-payment of principal and interest on due dates.
b. Breach of any of the conditions relating to the Facilities.
c. Material adverse change in the management, business or financial position of Golden Star (Wassa) Mines (GSWL).

In the event of the default as per above, EGH shall, forthwith and without notice to Golden Star (Wassa) MInes (GSWL) charge a rate of 4% per annum above the interest rate on the sums outstanding, from the date of default up tot eh date of actual payment (As well after as before judgment).

Regarding all events of default, if Golden Star (Wassa) Mines (GSWL) shall fail or be unable to remedy such default within 30. days of receipt of written notice thereof from EGH, EGII shall reserve the right to call in the Facility.

MISCELLAENOUS

Borrower shall be responsible for any disbursement and legal fees and expenses incurred in documenting the facility. Any amount to be debited to the company's accounts will be with prior notification. The loan agreement shall be in accordance with the laws of Ghana. Ecobank may charge the account of the borrower with the monthly fees and expenses associated with the facilities.

The terms and conditions of this offer are not limited to the above terms and conditions. Those matters which are not covered by or made clear in the above outline are subject to mutual agreement of the parties.

The offer is conditional upon (i) the preparation, execution and delivery of legal documentation in the form and substance satisfactory to Ecobank Ghana Limited substantially incorporating the terms and conditions outlined or referred to above and (ii) the absence of a material adverse change in the financial condition or operations of the Borrower since the date of the borrower's financial statement dated December 31, 2012.

Please note that with the passage of the Credit Reporting Act, 2007, Act 726, Financial Institutions are required to make available information concerning credit facilities to Licensed Credit Bureaus. By signing this letter in acceptance you will be consenting to the disclosure of information on the Credit facilities to the Licensed Credit Bureaus.

Please evidence your acceptance by signing this letter and the attached copy as an indication of your formal acceptance of the above terms and conditions and returns aem tou s not later than July 29, 2013 the date this offer (if not accepted) will be expire.

Very truly yours,
ECOBANK GHANA LIMITED

Very truly yours,                                Accepted:
ECOBANK GHANA LTD                            GOLDEN STAR (WASSA) MINES LTD

"Henry Ampong"                                "Daniel Owiredu"
HENRY AMPONG                            DANIEL OWIREDU
REGIONAL ACCOUNT MANAGER                    EXECUTIVE VICE PRESIDENT
CORPORATE BANKING

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